Filed pursuant to Rule 433

Registration No. 333-203530

June 25, 2015

Corporate Presentation June 2015

Forward-Looking Statements This presentation includes statements that are, or may be deemed, ‘‘forward-looking statements.’’ In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “plans,” “intends,” “may,” “could,” “might,” “will,” “should,” “approximately” or, in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ongoing and planned discovery and development of drugs targeting kidney diseases, the strength and breadth of our intellectual property, our ongoing and planned preclinical studies and clinical trials, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates, the degree of clinical utility of our products, particularly in specific patient populations, expectations regarding clinical trial data, our results of operations, financial condition, liquidity, prospects, growth and strategies, the length of time that we will be able to continue to fund our operating expenses and capital expenditures, our expected financing needs and sources of financing, the industry in which we operate and the trends that may affect the industry or us. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and healthcare, regulatory and scientific developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of the prospectus filed with the Securities and Exchange Commission on June 25, 2015. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statements that we make in this presentation speak only as of the date of such statement, and we undertake no obligation to update such statements to reflect events or circumstances after the date of this presentation, except as required by law. You should read carefully our Forward-Looking Statements and the factors described in the “Risk Factors” section of the prospectus filed with the Securities and Exchange Commission on June 25, 2015 to better understand the risks and uncertainties inherent in our business.

Free Writing Prospectus Statement This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Aegis Capital Corp., Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: 212-813-1010, e-mail: prospectus@aegiscap.com

Offering Summary 4 Ticker / Exchange NRX / NASDAQ Base Deal Size $15.0 million Overallotment Option 15% Type of Shares 100% primary Use of Proceeds Working capital and other general corporate purposes. Bookrunner Aegis Capital Corp

NephroGenex Investment Thesis 5 Pharmaceutical company developing late stage therapies that target the underlying cause of kidney disease Oral Pyridorin (Phase 3) – an inhibitor and scavenger of oxidative chemistries to slow progression of diabetic nephropathy (DN) – chronic I.V. Pyridorin (Preclinical) – to treat acute kidney injury (AKI) – acute Favorable regulatory environment Oral Pyridorin for DN is in Phase 3 development. Patient population being studied is the same used in a completed 2b study which demonstrated a 57% treatment effect FDA Fast Track Designation Proof of concept established in two large Phase 2a studies Preferred patient population identified in large Phase 2b study (307 patients) Benign safety profile First trial: First patient enrolled in trial June 2014; Interim: Mid-2016; End trial: 2017 New fully approvable endpoint (time to a 50% SCr increase or ESRD) reduces trial time and cost by ~50% compared to other DN Phase 3 programs SPA (Special Protocol Assessment) with FDA that encompasses the above Experienced management team focused on clinical success

The NephroGenex Team Member Previous Affiliations/Positions Pierre Legault, CEO Sanofi-Aventis, President Worldwide Dermatology Eckerd, President Rite Aid, CAO OSI Pharmaceuticals, CFO Prosidion Ltd, CEO Board Member, NPS, Iroko, Tobira, Cyclacel, Forest Labs, others J. Wesley Fox, Ph.D., President & CSO BioStratum, Co-Founder & CSO EnzyMed, Co-Founder and President Abbott Laboratories, Scientist John Hamill, CFO Savient Pharmaceuticals, Co-President & CFO PharmaNet, CFO Management Team Board of Directors Member Affiliations/Positions Richard Markham, Chairman Care Capital, Partner Aventis, Former COO & Vice Chairman Aventis Pharma, Former CEO Chairman, Compensation Committee, Nominating & Governance Committee Pierre Legault Director Jim Mitchum Heart to Heart International, CEO Chairman, Audit Committee Member, Compensation Committee Robert Seltzer Care Capital, Partner Chairman, Nominating & Governance Committee Eugen Steiner, M.D. BioStratum, Director Glionova AB, CEO HealthCap, Partner Member, Audit Committee Marco Taglietti, M.D. Scynexis, Chief Executive Officer Forest Research Institute, President & CMO Forest Labs, EVP of R&D Stiefel, SVP Global R&D Member, Audit & Compensation Committees 6

The NephroGenex Pipeline Clinical Program Clinical Program / Indication Preclinical Phase 1 Phase 2 Phase 3 Worldwide Commercial Rights ORAL PYRIDORIN ® Diabetic Nephropathy I.V. PYRIDORIN ® Acute Kidney Injury Chronic oral bid 300 mg tablet targets pathogenic oxidative chemistries 2015 I.V. formulation for hospital patients targets pathogenic oxidative chemistries in AKI 7

Oral Pyridorin – Significant Market Potential

DN patients progress from high risk, to early stage (microalbuminuria), to overt nephropathy (macroalbuminuria), to end stage renal disease (ESRD) and dialysis

19 million diagnosed diabetics in the U.S., of which 33% (6.3 million) exhibit kidney disease

- 2.8 million macroalbuminuria (overt nephropathy)
- 3.5 million microalbuminuria and
- 3.6 million additional patients are at high risk of progressing to DN

Could potentially treat 10 million patients in the U.S.

Diabetic nephropathy is a significant healthcare financial burden

- DN patients progressing toward dialysis with an estimated cost of ~$65,000 per patient / per year

Current approved therapies are marginally effective

- Only ACEIs and ARBs are approved for DN, which do not treat the underlying cause of the disease

A significant unmet medical need remains for treatments that can slow or halt DN

- Current treatments do not address underlying causes of DN, and patients progressively deteriorate

Potential for significant worldwide revenues

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Pathophysiology of Diabetic Nephropathy (DN)

DN is one of the most common forms of chronic kidney disease and characterized by albuminuria (albumin present in the urine), hypertension, and progressive renal insufficiency, which can lead to end stage renal disease (ESRD)

- Diabetic patients experience elevated levels of pathogenic oxidative chemistries that promote the development and progression of DN*
- Hyperglycemia increases pathogenic oxidative chemistries*
- Pathogenic oxidative chemistries lead to the formation and accumulation of advanced glycation end products (AGEs) which damage the kidney and promote DN

Pyridorin™



NH2
CH2
HO
CH2
OH
N
CH3

An innovative small molecule investigational drug made of pyridoxamine – dihydrochloride

- Pyridorin targets pathogenic oxidative chemistries and AGE formation
- Pyridorin is an inhibitor and scavenger of these toxic carbonyls and AGEs (AGEs are recognized causative and promoting factors in DN)
- DN is the leading cause of dialysis and chronic kidney failure

Pyridorin is an advanced Phase 3 drug candidate targeting an underlying cause of DN

*Contrib Nephrol (2011) Vol 170, p66; Kidney International (2000) Vol 58, Supp 77, pS26

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Pyridorin Mechanism of Action


INHIBITORY EFFECT
Pyridorin inhibits the conversion of the Amadori intermediate to an AGE by interfering with the redox metal ions which catalyze this reaction.
PYRIDORIN
AGEs do not form and protein does not bind to receptors on the cells that comprise the glomerulus and therefore no pathology is induced.
Protein
Schiff Base
Amadori Intermediate
Podocyte
Capillaries
Glucose
Redox Metal Ions
Toxic Carbonyls
Glomerulus
PYRIDORIN
SCAVENGER EFFECT
Pyridorin reacts with and inactivates toxic carbonyls (e.g. MGO, 3-DG) and ROS thus preventing them from forming AGEs.
Benign Adducts
AGE
AGEs bind to receptors on the cells that comprise the glomerulus inducing pathological changes which adversely affect their filtration function.

Note: Advanced glycation end-products (AGEs) damage protein structure and function which can lead to microvascular injury

*The above graphic is for illustrative purposes only, complete details of the mechanism of action are unknown at this time

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NephroGenex 6 Month Phase 2a PYR-206 Post-hoc Analysis Mild to Moderate Diabetic Nephropathy – Dose 50 mg BID Patient Population Number of Subjects PYR, Placebo Baseline SCr PYR Placebo SCr Change from Baseline PYR Placebo Treatment Effect P value All Patients 65, 63 1.27  0.34 1.33  0.38 0.12  0.40 0.16  0.28 27% 0.2426 Type 2 Diabetes 40, 40 1.28  0.34 1.30  0.36 0.08  0.29 0.17  0.30 53% 0.0573 Baseline SCr ≥ 1.3 mg/dL 34, 30 1.54  0.21 1.65  0.28 0.13  0.53 0.26  0.33 50% 0.0691 Type 2 Diabetes, Baseline SCr ≥ 1.3 mg/dL 22, 19 1.53  0.20 1.59  0.73 0.06  0.37 0.29  0.35 79% 0.0074 Note: Virtually all patients on standard of care at screening – ACEI/ARB therapy and blood pressure control Multi-center, randomized, double-blind, placebo-controlled trial to assess safety, tolerability and biological activity Number of U.S. centers: 46 / Dose: 50mg BID x 24 weeks / Diabetic patients with DN due to type 1 or type 2 diabetes / N = 128 (65 treated, 63 placebo) Patients had macroalbuminuria and a baseline SCr (bSCr) ≤ 2.0 mg/dL. A dose of 50 mg bid was examined in mild to moderate disease patients Pyridorin was well tolerated and slowed the rate of SCr increase 11

NephroGenex 6 Month Phase 2a PYR-205/207

Pre-Specified Analysis

Patient Population	Number of Subjects PYR, Placebo	Baseline SCr PYR	Baseline SCr Placebo	SCr Change from Baseline PYR	SCr Change from Baseline Placebo	Treatment Effect*	P value
All Patients	57, 27	1.75 ± 0.64	1.96 ± 0.86	0.11 ± 0.26	0.34 ± 0.92	68%	0.0322

Note: Virtually all patients on standard of care at screening – ACEI/ARB therapy and blood pressure control

*Treatment effect defined as reduction in Year-1 SCr increase compared to placebo. Year-1 SCr increase is a measure of disease progression

Pyridorin at a 250 mg bid dose was well tolerated and slowed the rate of SCr increase in moderate to advanced disease patients

Two multi-center, randomized, double-blind, placebo-controlled trials

- Number of centers: 20 (U.S., Belgium, United Kingdom, Canada, South Africa)
- Dose: 50mg BID x 2 weeks; 100mg BID x 2 weeks; 250mg BID x 20 weeks
- Study objectives: assess safety, tolerability and biological activity. All analyses done on combined studies

Diabetic patients with DN due to type 1 or type 2 diabetes

- N=84 (57 treated, 27 placebo)
- Patients had macroalbuminuria and a bSCr < 3.5 mg/dL

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NephroGenex 12 Month Phase 2b PYR-210

Established SOC Patients Approved by FDA for Phase 3

Patient Population	Dose	Number of Subjects PYR, Placebo	Baseline SCr		SCr Change from Baseline		Treatment Effect*	P value
			PYR	Placebo	PYR	Placebo		
RENAAL[1] patients (bSCr < 3.0) on SOC @ screening *(FDA approved patient population)*	150 mg	60, 63	2.03 ± 0.40	2.04 ± 0.40	0.23 ± 0.45	0.42 ± 0.70	45%	0.041
	300 mg[2]	64, 63	2.01 ± 0.49	2.04 ± 0.40	0.18 ± 0.34	0.42 ± 0.70	57%	0.009

[1] RENAAL: Patients had baseline SCr between 1.3 and 3.0 mg/dL; FDA accepted population for Phase 3 trials in DN

[2] 300 mg is the go forward dose for Phase 3 program

*Treatment effect defined as reduction in Year-1 SCr increase compared to placebo. Year-1 SCr increase is a measure of disease progression.

Patients on established (or stable) standard of care (SOC) at screening exhibited a highly significant dose-dependent treatment effect in the FDA approvable RENAAL patient population

Patients not on SOC at screening exhibited higher initial blood pressures, more frequent medication changes, and drops in blood pressure during treatment, confounding SCr measurements (overall study did not meet end point)

Multi-center, randomized, double-blind, placebo-controlled

- Number of centers: 61 (U.S., Australia, Israel)
- Doses:150mg BID x 12 months; 300mg BID x 12 months
- Endpoint: year-one SCr change

Two doses were utilized to establish a dose-dependent treatment effect

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2 2.1 2.2 2.3 2.4 2.5 0 4 12 26 39 52 SOC Placebo (n=63) SOC 300 mg (n=64) 14 Established SOC Patients Approved by FDA for Phase 3 300 mg and Placebo Treatment Arms (Mean of SCr measurements) Weeks Mean SCr (mg/dL) NephroGenex 12 Month Phase 2b PYR-210 Established SOC Patients Approved by FDA for Phase 3

1 PYR-206 recruited mild to moderate DN patients with a PCR value of >300 mg/g and dosed 50 mg BID for 6 months 2 PYR-205/207 recruited moderate to advanced DN patients with a PCR value of >300 mg/g and dosed 50 mg BID for 2 weeks, 100 mg BID for 2 weeks and 250 mg BID for 20 weeks 3 PYR-210 recruited advanced DN patients with a PCR value of >1200 mg/g and dosed one arm with 150 mg BID and another arm for 300 mg BID for 12 months * These results are part of a post-hoc analysis, and they may not repeat in a subsequent clinical study NephroGenex Phase 2 Urinary TGFb Analysis TGFb promotes renal fibrosis. As diabetic nephropathy progresses, urinary TGFb values increase. Treatment with Pyridorin reversed this trend indicating a potential treatment effect on known pathogenic factors that promote fibrosis in diabetic nephropathy* 15 Placebo Pyridorin PYR-206 1 +14.4 pg/mg Baseline 34.4 pg/mg N=62 -9.3 pg/mg Baseline 37.9 pg/mg N=64 PYR-205/207 2 +14.2 pg/mg Baseline 41.6 pg/mg N=27 -9.7 pg/mg Baseline 39.4 pg/mg N=56 Placebo Pyridorin 150 mg Pyridorin 300 mg PYR-210 3 +264 pg/mg Baseline 323 pg/mg N=62 +21.4 pg/mg Baseline 308 pg/mg N=67 -5.8 pg/mg Baseline 305 pg/mg N=64 Change from Baseline Analysis picograms (pg) of TGFb per milligram (mg) of creatinine

Pyridorin was well tolerated, had a benign safety profile, and slowed the rate of SCr increase in patients on stable SOC at screening No maximum dose tolerability found in animals and healthy humans There were no differences between groups in SAEs, mortality or ESRD There were no differences between groups for laboratory parameters (hematology, chemistry, HbA1c) There was no effect of Pyridorin on the QTc interval There were no meaningful differences between groups in AEs Pyridorin has a benign safety profile with the possible exception of a small increase in diarrhea and constipation with the higher dose of 300 mg bid NephroGenex Phase 2 Safety Trials 16

Pyridorin has a benign safety profile with the possible exception of a small increase in diarrhea and constipation with the higher dose of 300 mg bid Pyridorin Safety Profile: PYR-210 17 Most Reported Adverse Events Most Reported Serious Adverse Events No meaningful differences between groups in AEs No differences between groups in SAEs No differences between groups in mortality or ESRD No differences between groups for laboratory parameters (hematology, chemistry, HbA1c) No effect of Pyridorin on the QTc interval Safety Conclusions

Objective: Evaluate safety and efficacy of Pyridorin at a 300 mg twice daily dose compared to placebo to reduce the rate of renal disease progression due to type 2 diabetes mellitus Patient Population Baseline SCr from 1.3 and less than 3.0 mg/dL (eGFR > 20 ml/min) with a protein/creatinine ratio (PCR) of at least 1,200 mg/g; patients on established, stable regimen of SOC for 6 months Appropriate and stable dose of ACEI/ARB and BP medications Overall Trial Design Two identical, double-blind Phase 3 studies of 600 patients each, dose at 300 mg bid ~150 centers world-wide (approximately: 55% U.S. and 45% rest of world) Duration estimated at approximately 3.5 years Powering Data analysis to occur following 247 events (an “event” occurs when patient reaches a 50% increase in SCr or ESRD) 90% powering to detect a 28% treatment effect (57% treatment effect observed in Phase 2b study in relevant patient population) Endpoint: Time to a 50% SCr increase or ESRD Interim Analysis: After approximately 80 events, there will be an event-based endpoint analysis PIONEER Pyridorin Phase 3 Trials Protocol 18

Interim analysis expected middle of 2016 The Company expects to conduct an interim analysis after approximately 80 events have occurred The DSMB will be reviewing for safety The interim analysis will be event-based and conducted by an independent third party biostatistician selected by the Company in collaboration with the FDA One of the following three outcomes will be delivered to NephroGenex: The study is on track to reach the primary endpoint The study will need more additional events than originally planned to reach the primary endpoint The study is unlikely to reach the primary endpoint and results should be examined to generate new hypotheses for investigation PIONEER Trial Interim Analysis 19

Promising early results for Intravenous Pyridorin Pyridorin targets specific pathogenic oxidative chemistries that emerge in diabetes These pathogenic oxidative chemistries also emerge in hospital acquired acute kidney injury caused by: Ischemia reperfusion injury Contrast dye induced nephropathy These interventions are thought to induce kidney injury by inducing pathogenic oxidative stress in renal tissues Commercial Opportunity Hospitalized patients at risk for AKI Patients with pre-existing CKD prior to contrast dye or surgical procedure Large unmet medical need as ~7%* of all inpatients acquire AKI I.V. Pyridorin (Anticipate Filing for IND in Mid-2015) * Kidney Int. Jul 2012; 82(1) 45-52, J. Chen, JK Chen, and Raymond Harris (Vanderbilt) ** Objectives: Kidney injury evaluation: function, injury level, & post-injury fibrosis Ischemia-Reperfusion Model in Mice** 20 0 100 200 300 400 500 Kim1/GAPDH mRNA Uninjured Vehicle IR-AKI PYR IR-AKI n=9 n=10 n=10 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1 1.1 Serum Creatinine mg/dL Vehicle PYR 0 1 7 9

No composition of matter claim since this molecule already exists in the human body in microscopic quantities U.S. Method of use (including patient population and dosage) patent December 2028 (with anticipated patent term extension) Method of manufacture patent February 2025 NCE - 5 year exclusivity Europe In most EU countries method of use (including patient population and dosage) patent June 2029 (with anticipated 5 year patent term extension) NCE - 10 year exclusivity Canada Method of use (including patient population and dosage) patent June 2024 NCE - 8 year exclusivity Japan NCE - up to 8 year exclusivity No future royalties, one minimal $200K milestone at approval 21 Exclusivity Patents and New Chemical Entity (NCE)

NephroGenex Milestones

Achieved

- ☑ **Feb-2014** Completion of Initial Public Offering
- ☑ **Mar-2014** Secured CRO
- ☑ **June-2014** Enrolled first patient in PIONEER pivotal Phase 3 trial
- ☑ **Nov-2014** Publication on new end point
- ☑ **Nov-2014** Posters presentations at American Society of Nephrology
- ☑ **Dec-2014** Successful completion of TQT cardiac safety study
- ☑ **Jan-2015** Secured EMA support of study design & new SCr increase end point

Projected

2015

- ☐ Expect completion of I.V. PYR AKI Preclinical results (Q2-Q3)
- ☐ Anticipate IND filing for I.V. PYR AKI (2H 2015)

2016

- ☐ Expect completion of PIONEER Phase 3 recruitment in (Q1-Q2)
- ☐ Expect PIONEER interim analysis in (Mid 2016)
- ☐ Partnership/Collaboration

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Financial Snapshot Cash As of March 31, 2015 approximately $24 million in cash, cash equivalents and investments Sufficient cash balance to finance operations into early 2016 NASDAQ: NRX (as of June 24, 2015) Capital Structure ~ 10.4 million shares (8.9 million common, 1.4 million options and 0.1 million warrants) Average volume (3 months): 27,4471 Closing stock price – $7.47 (market cap of $66.2 million)1 Principal Investors Care Capital: 4.24 million shares (47.9%) Rho Ventures: 1.05 million shares (11.9%) Visium: 0.66 million shares (7.4%) BioStratum: 0.54 million shares (6.1%) > 390 other investors 23 1 Source: Bloomberg Terminal as of 06/24/2015

Corporate Summary Experienced management team focused on clinical success Diabetic nephropathy represents a large and growing unmet need Oral Pyridorin Pivotal Phase 3 program in DN initiated Demonstrated benign safety profile in Phase 1 and Phase 2a and 2b studies Phase 3 program is studying the patient population determined in the Phase 2b trial, where a 57% treatment effect (a reduction in disease progression) was observed First patient in Phase 3 trial in June 2014, interim analysis expected in middle of 2016 Oral Pyridorin could potentially treat as many as 10M patients, more than half of the diabetic population in the U.S. No FDA approved alternative treatments for DN Pyridorin could significantly decrease the rate of progression of diabetic nephropathy, the onset of ESRD and improve patient quality of life FDA Fast Track, SPA agreement with endpoint and patient population that reduces the time, cost and risk of Phase 3 development 24

Appendix

Primary end points: Evaluate Pyridorin 300 mg twice daily (BID) efficacy compared to placebo in reducing the rate of progression of renal disease due to type 2 diabetes mellitus. With time to the composite endpoint consisting of the earliest event amongst: A Serum Creatinine (SCr) increase of ≥50% from baseline; or End Stage Renal Disease (ESRD) Key secondary objectives of the study (Pyridorin 300 mg BID to placebo): Time to the composite endpoint event of a SCr increase of ≥100% from baseline or ESRD Safety of Pyridorin compared to placebo, as assessed by adverse events, 12-lead electrocardiograms (ECGs), vital signs, physical examination, clinical chemistries, glycosylated hemoglobin (HbA1c), and hematology Additional secondary objectives of the study (Pyridorin 300 mg BID to placebo) at year 1 and 2: Change in SCr from baseline Change in serum cystatin-C from baseline Change in urine protein/creatinine ratio (PCR) from baseline Change in urinary transforming growth factor-beta (TGF-β) excretion from baseline PIONEER Pyridorin Phase 3 Trials Protocol 26 ESRD is defined as the initiation of permanent dialysis, receiving a kidney transplant, or a SCr value ≥ 6.0 mg/dL (528 μmol/L) with a second SCr confirmation value ≥ 6.0 mg/dL (528 μmol/L) obtained 4 – 6 weeks later

NephroGenex 6 Month Phase 2a PYR-205/207 Pre-Specified Subgroup Analysis Moderate to Advanced Diabetic Nephropathy – Dose 250 mg bid Note: Virtually all patients on standard of care at screening – ACEI/ARB therapy and blood pressure control Pyridorin at a 250 mg bid dose is well tolerated and slows the rate of SCr increase in mild to moderate disease patients 27 Patient Population Number of Subjects PYR, Placebo Baseline SCr PYR Placebo SCr Change from Baseline PYR Placebo Treatment Effect P value All Patients 57, 27 1.75  0.64 1.96  0.86 0.11  0.26 0.34  0.92 68% 0.0322 Type 2 Diabetes 45, 22 1.74  0.67 1.94  0.92 0.12  0.27 0.38  1.02 68% 0.0498 Baseline SCr ≥ 1.3 mg/dL 42, 19 2.00  0.55 2.37  0.67 0.12  0.30 0.47  1.09 74% 0.0454 Type 2 Diabetes, Baseline SCr ≥ 1.3 mg/dL 33, 15 2.00  0.58 2.40  0.73 0.14  0.31 0.55  1.22 75% 0.058

Non-SOC patients underwent the initiation or the adjustment of ACEI/ARB or blood pressure medications to establish a stable regimen of standard of care for at least 8 weeks Initiating/increasing dosage of ACEI/ARB are known to cause an acute increase in SCr (decrease in GFR) FDA aware of this and requires sponsors to account for acute changes that could impact the baseline in longer-term studies A pre-specified analysis was included in the Statistical Analysis Plan to evaluate the adequacy of an 8 week stabilization period on the year-one SCr change endpoint The 8-week run-in period was not adequate to establish a stable baseline in patients with more advanced diabetic kidney disease (see following four slides) The Non-SOC patients made up approximately 34% of the patients in each dosing arm 28 NephroGenex 12 month Phase 2b PYR 210 SAP Pre-Specified Analysis: SOC versus Non-SOC Patients

NephroGenex 12 Month Phase 2b PYR-210

Pre-Specified Analysis: SOC at Screening vs. Non-SOC at Screening Patients

Type 2 Diabetic Nephropathy Patients With and Without SOC[1] at screening – 300 and 150 mg bid

Patient Population	Dose	Number of Subjects PYR, Placebo	Baseline SCr PYR	Baseline SCr Placebo	SCr Change from Baseline PYR	SCr Change from Baseline Placebo	Treatment Effect	P value
Patients NOT on SOC at screening[3] *(Pre-specified analysis)*	300 mg	36, 34	2.32 ± 0.50	2.34 ± 0.67	0.62 ± 0.75	0.31 ± 0.68	n/a	n/a
	150 mg	30, 34	2.33 ± 0.56	2.34 ± 0.67	0.73 ± 0.90	0.31 ± 0.68	n/a	n/a
RENAAL[2] patients (bSCr < 3.0) on SOC @ screening *(FDA approved patient population)*	150 mg	60, 63	2.03 ± 0.40	2.04 ± 0.40	0.23 ± 0.45	0.42 ± 0.70	45%	0.041
	300 mg	64, 63	2.01 ± 0.49	2.04 ± 0.40	0.18 ± 0.34	0.42 ± 0.70	57%	0.009

[1] SOC: ACEI/ARB therapy and blood pressure control. Patients not on SOC at screening entered an 8 week run-in period

[2] RENAAL: Patients had baseline SCr between 1.3 and 3.0 mg/dL; FDA accepted population for Phase 3 trials in DN

[3] Pre-specified analyses to evaluate patients not on SOC at screening and requiring a run-in period versus patients on established SOC at screening

Patients on SOC at screening exhibit a highly significant dose-dependent treatment effect in the FDA approvable RENAAL patient population

Patients not on SOC at screening exhibit higher blood pressures and more frequent medication changes that confounded SCr change values

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29

NephroGenex 12 month Phase 2b PYR 210 ACEI/ARB and Blood Pressure Medication Changes Prior to Randomization analysis 30 Frequency % Run-in Start of Trial - 6 mo Frequency % - 12 mo Established SOC - 9 mo - 3 mo Start of Trial - 6 mo 12 mo or earlier - 9 mo - 3 mo 60 20 60 20 40 40 Non-SOC patients at screening had a significantly shorter duration of a stable ACEI/ARB or other anti-hypertensive background therapy prior to randomization Previously Established SOC Patients Compared to Non-SOC Patients

NephroGenex 12 month Phase 2b PYR 210 Blood Pressure Changes of SOC vs. Non-SOC at Screening analysis 31 Patients not on SOC at screening exhibited (1) higher starting blood pressures, (2) more frequent BP medication changes, and (3) a reduction in BP during the treatment period all of which confounded SCr baseline values ITT Patient Population Patient Subgroup N Baseline SCr (mg/dL) Baseline BP (mm Hg) 12 month BP (mm Hg) Avg # BP med changes during trial 12 month SCr (mg/dL) Patients on established SOC at screening 207 2.2 138 systolic 74 diastolic 0.64 (0.5%) -0.41 (-0.6%) 1.09 0.30 mg/dL Patients not on SOC at screening that required the initiation or adjustment of SOC medications 100 2.3 146 systolic 75 diastolic -7.6 (-5.%) -3.0 (-4%) 1.61 0.55 mg/dL

NephroGenex 12 month Phase 2b PYR 210 SCr Changes - SOC vs. Non-SOC Patients analysis 32 Larger SCr changes were observed in the Non-SOC patients across the entire treatment period Weeks Mean SCr (mg/dL) Established SOC Patients Approved by FDA for Phase 3 Versus Non-SOC by Treatment Arms (6) (Mean of SCr measurements) 2 2.2 2.4 2.6 2.8 0 4 12 26 39 52 SOC Placebo SOC 150 mg SOC 300 mg Run - in Placebo Run - in 150 mg Run - in 300 mg

Definition Serum Creatinine (SCr) – the level of creatinine, a by-product of muscle metabolism, circulating in the blood Estimated Glomerular Filtration Rate (eGFR) – an estimate of the rate that the glomerulus filters blood based on circulating SCr levels corrected for age, sex, and race Comparison For the average patient recruited to PYR-311: Serum Creatinine and eGFR 33 When SCr, Then eGFR Comparative Change 1 Estimated GFR calculated using MDRD equation SCr Increase eGFR1 Decline 100% 56% 54% 40% 50% 38% 35% 30%

NephroGenex Competitive Environment

Company	Agent	Phase	Program Status
NephroGenex	Inhibitor of pathogenic oxidative chemistries and AGE formation	3	Active
AbbVie	Endothelin receptor - antagonist	3	Active
Janssen	INVOKANA - SGLT2 inhibitor	3	Active
Pfizer	Chemokine CCR2/5 - receptor antagonist Phosphodiesterase type - 5 inhibitor	2 2	Completed Completed
Eli Lilly	Transforming growth - factor B – Monoclonal Ab (I.V.) Mineralocorticoid-receptor antagonist	2 2	Terminated Active
Bayer Healthcare	Mineralocorticoid-receptor antagonist	2	Completed
BMS	BMS-813160 - CCCR2 antagonist	2	Active
Eli Lilly in collaboration with Incyte Corp	Janus kinase 1 inhibitor	2	Completed
Gilead Sciences	GS-4997 - Mitogen-activated protein kinase inhibitor	2	Active
La Jolla Pharmaceuticals Co.	GCS-100 (injection) Angiogenesis inhibitor Apoptosis stimulant	2	Planned
Concert Pharmaceuticals	CTP-499 -Phosphodiesterase inhibitor	2	Completed
ChemoCentryx	Chemokine CCR2 - receptor antagonist	2	Completed
Genkyotex Innovation SAS	GKT137831 - NOX 1 inhibitor	2	Active
Vascular Pharmaceuticals, Inc.	VPI-2690B injection - Targets insulin-like growth factor 1	2	Active
Sanwa Kagaku Kenkyusho co. Ltd	Topiroxostat - Xanthine oxidase inhibitor	2	Planned
Daiichi Sankyo, Inc	Mineralocorticoid-receptor antagonist	2	Active
Kyowa Hakko Kirin Co. Ltd	RTA-402 Bardoxolone Methy Activator of Nrf2	2	Active
Korea Otsuka Pharmaceutical Co, Ltd	Probucol - Cholesterol inhibitor - Reducing agent	2	Completed
Yuhan Corporation	Anplag (Sarpogrelate) - 5-hydroxytryptamine 2A receptor antagonist	2	Completed
Dong Wha Pharmaceutical Co. Ltd	DW1029 - Botanical extract	2	Completed

NephroGenex

34